Exhibit 99.1

MAVERIX COMPLETES ACQUISITION OF ROYALTY PORTFOLIO

FROM BARRICK GOLD

All amounts are in U.S. dollars unless otherwise indicated.

September 29, 2022, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce that it has completed the acquisition of a portfolio of 22 royalties (the “Royalty Portfolio”) from Barrick Gold Corporation (“Barrick”).

As consideration for the transaction, Maverix agreed to total upfront cash consideration of $50 million, subject to the exercise of any right of first refusal or buy-down rights under certain of the royalties, and contingent consideration of up to $10 million. On September 26, 2022, Skeena Resources Ltd. (“Skeena”) announced that it exercised its right to repurchase 0.5% of the 1.0% net smelter return (“NSR”) royalty on the Eskay Creek project from Barrick for a payment of C$17.5 million. The remaining 0.5% NSR royalty is not subject to any further reductions. As a result of Skeena’s exercise of its repurchase right, Maverix’s upfront cash payment to Barrick was reduced from $50 million to $37.2 million on closing. Maverix used existing cash on hand and its revolving credit facility to fund the cash payment.

Certain royalties in the Royalty Portfolio remain subject to conditions to transfer and Maverix will acquire title to such royalties at later dates.

Royalty Portfolio

Asset	Operator	Location	Stage	Royalty
Eskay Creek	Skeena Resources	Canada	Development	0.5% NSR
Bullfrog Gold	Augusta Gold	USA	Development	2.0% NSR (1)
Lagunas Norte	Boroo Pte	Peru	Development	2.0% NSR (2)
Sanutura (South Houndé)	Sarama Resources	Burkina Faso	Development	1.0% - 2.0% NSRs (3)
Central Musgrave	NiCo Resources	Australia	Exploration	1.5% NSR
Maitland	Dakota Gold	USA	Exploration	2.5% NSR
Cose	Pan American Silver	Argentina	Operating	2.5% NSR
Euro (Laverton)	Focus Minerals	Australia	Development	55.18% of $10/oz (4)
Bulletin (Bardoc)	St Barbara	Australia	Development	66.7% of A$2.00/t gold ore
Ethiunda (Honeymoon)	Boss Energy	Australia	Development	1.5% – 3.5% NSR (5)
Hopewell (Kokomo/Sconi)	Australian Mines	Australia	Development	A$1.00 – $2.00/t ore (6)
Colosseum	Dateline Resources	USA	Exploration	2.5% NSR
Biddy Well	Northern Star Resources	Australia	Exploration	1.0% NSR
Camelback Bore	Glencore	Australia	Exploration	A$0.20/t of Ni laterite ore (7)
Eva Cobar (Coronation Hill)	UAU Pty	Australia	Exploration	45% of 2.0% NSR (8)
Lone Star (Giants Reef)	Emmerson Resources	Australia	Exploration	1.0% NSR (9)
Musgrave	Power Minerals	Australia	Exploration	1.5% NSR
Orban	Evolution Mining	Australia	Exploration	20% – 25% NPI or $0.50 – $1.25/t ore (10)
Nipisi Area	Canadian Natural Resources	Canada	Exploration	1.0% – 2.5% GORR (11)
El Toqui	Laguna Gold	Chile	Idle	2.0% NSR (12)
Sunrise	AngloGold Ashanti	Australia	Idle	Variable $/oz (13)

(1) The 2.0% royalty rate is subject to change such that the maximum aggregate royalty on any individual mining claim shall not exceed 5.5% but shall be a minimum 0.5% on any individual mining claim.

(2) The 2.0% NSR royalty is on the refractory sulphide ore project (“PMR”) of the Lagunas Norte mine. The royalty terminates after one million ounces of gold has been sold from the PMR and Boroo has the right to buy back the royalty for a cash payment of $16 million before July 1, 2023.

(3) A pair of 1.0% - 2.0% NSR royalties on the Tankoro deposit of the Sanutura project. The royalty rate for each royalty is 2.0% when the realized gold price is greater than $1,500 per ounce, 1.5% when the realized gold price is between $1,300 per ounce and $1,500 per ounce, and 1.0% when the realized gold price is less than $1,300 per ounce. Each of the royalties terminates after one million ounces of gold has been sold from the applicable covered areas.

(4) Royalty takes effect after the first 50,000 gold ounces have been recovered.

(5) Royalty is 1.5% on tertiary uranium, 3.5% on hard rock uranium and 2.5% on all other minerals.

(6) Royalty is A$1.00/t on the first 1.0 million tonnes, A$1.50/t on the next 2.0 million tonnes and A$2.00/t thereafter. Cash payment of A$50,000 per annum to payee during the lease term.

(7) Royalty is capped at 1,750 kt of nickel laterite ore.

(8) Payees are entitled to A$0.20/kg U3O8 (or equivalent) payment on discovery of an indicated mineral resource.

(9) Royalty is capped at A$825,000 in cumulative royalty payments.

(10) Royalty is the greater of (i) 25% net profits interest (“NPI”) up to 20,000 ounces of gold, 20% NPI thereafter and (ii) A$0.50/t ore (<1 g/t gold) or A$1.25/t ore (>2 g/t gold).

(11) Royalty is 1.5% on the first 15,000 Bbl/day and 2.5% on the second 15,000 Bbl/day subject to a cap at 30,000 Bbl/day.

(12) Royalty does not include lead or zinc.

(13) Royalty varies based on gold price and sliding scale rate.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 140 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please visit our website at maverixmetals.com or contact:

Maverix Metals Inc.

Valerie Burns

Manager of Investor Relations

(604) 343-6225

info@maverixmetals.com

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, Maverix’s obligation to make contingent payments to Barrick in respect of the occurrence of future events, the rights of certain of the operators of royalties which constitute part of the Royalty Portfolio to repurchase all or a portion of certain such royalties, authorizations and approvals affecting certain royalties in the Royalty Portfolio, the requirements for regulatory approvals and third party consents in connection with the transaction, the Company’s annual guidance and or organic growth in respect of its portfolio of assets, developments in respect of Maverix’s portfolio of royalties and streams, and as well developments at certain of the mines, projects or properties that underlie the Company’s interests. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 16, 2022, available at sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

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